EXHIBIT A
to
Fund Services Agreement

List of Funds

Fund Name	Effective Date	End Date of Initial Term
DGHM V2000 SmallCap Value Fund	December 1, 2015	November 30, 2016
DGHM All-Cap Value Fund	December 1, 2015	November 30, 2016
DGHM MicroCap Value Fund	May 1, 2016	November 30, 2016